Exhibit 99.20

CONSENT OF ALAN DRAKE, P.L.ENG

March 27, 2026

United States Securities and Exchange Commission

Re: Annual Report on Form 40-F for the fiscal year ended December 31, 2025 of Endeavour Silver Corp. (the "Company")

I, Alan Drake, P.L.Eng, do hereby consent to:

(a) the use of my name in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2025 (the "Annual Report"); and

(b) the use of information derived from the technical report entitled "NI 43-101 Technical Report on the Feasibility Study of the Terronera Project, Jalisco State, Mexico - Amended", dated May 15, 2023, with an effective date of September 9, 2021 (the "Technical Report"), including extracts from or summaries of those portions of the Technical Report for which I was responsible or which I prepared or supervised, in the Annual Report and in the documents incorporated therein by reference, including the Company's Annual Information Form and Management's Discussion and Analysis, filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934 and to the incorporation by reference of the Annual Report, the AIF and the MD&A into the Company's Registration Statement on Form F-10 (File No. 333-287602) (the "Registration Statement").

I am a "qualified person" as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects. I have reviewed the disclosure in the Annual Report that is based on the Technical Report and confirm that such disclosure fairly and accurately represents the technical information for which I am responsible, as at the effective date of the Technical Report.

/s/ Alan Drake

_____________________________________

Alan Drake

P.L.Eng

Qualified Person